SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 22, 2020

List of materials

Documents attached hereto:

i) Extraordinary Report

December 22, 2020
Sony Corporation

Extraordinary Report

Note for readers of this English translation: On December 22, 2020, Sony Corporation (“Sony” and, together with its consolidated subsidiaries, “Sony Group”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Extraordinary Report in its entirety.

Sony submits this Extraordinary Report in relation to the contemplated change to Sony Americas Holdings Inc. (“SAHI”), a Specified Subsidiary of Sony (the “Specified Subsidiary”), pursuant to the provisions of Article 24-5, paragraph ⑷ of the Financial Instruments and Exchange Act, and Article 19, paragraph (1) and paragraph (2), item (iii) of the Cabinet Office Order on Disclosure of Corporate Affairs.

1. The name, address, name of the representative person, amount of stated capital or contribution, and contents of the business of the Specified Subsidiary subject to the change:

(1) Name: Sony Americas Holding Inc. (SAHI)
(2) Address: 25 Madison Avenue, New York, NY 10010
(3) Name of the representative person: Mark E. Khalil (President)
(4) Amount of stated capital or contribution: 10,000 USD
(5) Contents of the business: A holding company for virtually all subsidiaries of the Sony Group operating in the U.S. as well as some of the subsidiaries of the Sony Group operating in Central and South America

2. The number of voting rights of the Specified Subsidiary held by Sony before and after the change, and the ratio of the voting rights held by Sony to the voting rights held by all of the shareholders of the Specified Subsidiary:

(1) The number of voting rights of the Specified Subsidiary held by Sony:
Before the change: 1,000,008
After the change: N/A

(2) The ratio of the voting rights held by Sony to those held by all of the shareholders of the Specified Subsidiary:
Before the change: 100%
After the change: N/A

3. The grounds for and date of the change:

(1) The grounds for the change
SAHI will not be a Specified Subsidiary of Sony any longer due to its dissolution as a result of an absorption-type merger where SAHI as the absorbed company will be merged into Sony Corporation of America, a consolidated subsidiary of Sony, as the surviving company.

(2) The date of the change
January 1, 2021 (scheduled)

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